Ballard Power Systems Inc.

News Release

Ballard Announces Distribution Agreement for Telecom Backup Power in India

For Immediate Release – November 16, 2009

VANCOUVER, CANADA– Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) today announced that its partners IdaTech, LLC (“IdaTech”) and ACME Group (“ACME”) have terminated the existing supply agreement between the three parties and replaced it with a new, more flexible distribution agreement between IdaTech and ACME for fuel cell solutions for wireless telecom backup power in India. Under the terms of this new agreement, Acme can distribute a range of IdaTech fuel cell products, focused on the natural gas system currently under development at IdaTech. The IdaTech natural gas fuel cell product development, incorporating Ballard’s FCgenTM 1300 stack, continues with good progress, as reported by IdaTech today. Pricing and volume in the agreement are flexible and based on local market conditions. Shipment of the ElectraGenTM hydrogen systems, incorporating Ballard’s FCgenTM 1020 fuel cell stacks, under the original Supply Agreement is unaffected by this change.

Atul Sabharwal, Chief Operating Officer, ACME Group said, “ACME is pleased to have a new distribution agreement with IdaTech that will enable the deployment of fuel cell solutions in wireless telecom backup power in India. We feel as strongly as ever that a substantial market opportunity exists for fuel cells in India.”

Hal Koyama, IdaTech’s Chief Executive Officer said, “We are looking forward to supplying ACME with our ElectraGenTM natural gas and hydrogen systems, both of which incorporate Ballard’s fuel cell stacks. There are tremendous opportunities for both of these products in telecommunications backup power in India and beyond.”

John Sheridan, Ballard’s President and Chief Executive Officer said, “We continue to see clear evidence of the large market opportunity in India and are pleased to be moving forward with this ACME-IdaTech-Ballard partnership.”

Background

As previously disclosed, the original agreement was subject to meeting product acceptance testing (PAT) timelines. On July 2, 2009, Ballard announced that, together with its partner IdaTech, it had passed a PAT milestone and confirmed the order of 310 ElectraGenTM H2 hydrogen-based systems, incorporating 620 Ballard FCgenTM–1020 ACS fuel cell stacks, for ACME customers in the Indian market. These direct hydrogen units are not impacted by the new distribution agreement for natural gas systems. On September 23, 2009, IdaTech announced it would likely miss the PAT for the natural gas system, scheduled for October 16, 2009.

About Ballard Power Systems

Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) is recognized as a world leader in the design, development, manufacture and sale of clean energy fuel cell products. Ballard’s mission is to accelerate fuel cell product adoption. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

This release contains forward-looking statements that are provided to enable external stakeholders to understand our expectations as at the date of this release and may not be appropriate for other purposes. These forward-looking statements are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such assumptions relate to Ballard’s financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand, and include matters such as generating new sales, producing, delivering and selling the expected number of units, and controlling its costs.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including, without limitation, the rate of mass adoption of its products, product development delays, changing environmental regulations, its ability to attract and retain business partners and customers, its access to funding, increased competition, its ability to protect its intellectual property, changes in its customers’ requirements, foreign exchange impacts on its net monetary assets and its ability to provide the capital required for product development, operations and marketing. For a detailed discussion of these risk factors and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

For further information, or to arrange an interview with a Ballard spokesperson, please contact Lori Rozali at telephone number 604-453-3683 or on e-mail media@ballard.com.